CROWDMED, INC.

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

October 17, 2016



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Crowdmed, Inc.
San Francisco, CA

I have reviewed the accompanying balance sheet of Company, Inc. as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 17, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CROWDMED, INC.
BALANCE SHEET
DECEMBER 31, 2015 AND 2014
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ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 774,459	$ 827,900
Accounts Receivable	10,000	-
TOTAL CURRENT ASSETS	784,459	827,900
NON-CURRENT ASSETS		
Equipment, Net	4,219	4,551
Deposits	1,000	1,000
TOTAL NON-CURRENT ASSETS	5,219	5,551
TOTAL ASSETS	$ 789,678	$ 833,451

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	16,921	33,569
Loan from Shareholder	5,070	5,070
Payroll Taxes Payable	30	13
TOTAL CURRENT LIABILITIES	22,021	38,652
NON-CURRENT LIABILITIES		
Convertible Debt	3,195,292	2,430,292
TOTAL LIABILITIES	3,217,313	2,468,945
STOCKHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized, 9,900,000 shares issued and outstanding, $.00001 par value)	99	99
Additional Paid in Capital	9,827	-
Retained Earnings (Deficit)	(2,437,563)	(1,635,594)
TOTAL STOCKHOLDERS' EQUITY	(2,427,637)	(1,635,495)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 789,678	$ 833,451

CROWDMED, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
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	2015	2014
Operating Income		
Sales	$ 282,981	$ 124,862
Gross Profit	282,981	124,862
Operating Expense		
Personnel Costs	583,637	576,408
Marketing	157,951	313,031
Computer & Internet	34,015	36,909
Selling Expenses	51,526	27,435
General & Administrative	35,858	15,954
Travel	25,836	19,594
Meals & Entertainment	33,450	28,865
Professional Fees	52,017	28,812
Rent & Utilities	53,339	48,861
Depreciation	4,026	4,112
Taxes & Licenses	2,464	2,372
Research & Development	50,875	-
	1,084,995	1,102,353
Net Income from Operations	(802,014)	(977,491)
Net Income	$ (802,014)	$ (977,491)

CROWDMED, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
_____

		2015		2014
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	(802,014)	$	(977,491)
Change in Accounts Receivable		(9,955)		-
Change in Accounts Payable		(16,648)		33,569
Change in Payroll Taxes Payable		17		13
Net Cash Flows From Operating Activities		(828,600)		(943,909)
Cash Flows From Investing Activities				
Purchase of Equipment		(3,694)		(3,406)
Depreciation		4,026		4,112
Change in Deposits		-		-
Net Cash Flows From Investing Activities		332		706
Cash Flows From Financing Activities				
Change in Long Term Liabilities		765,000		-
Change in Contributed Capital		9,827		937
Net Cash Flows From Investing Activities		774,827		937
Cash at Beginning of Period		827,900		1,770,167
Net Increase (Decrease) In Cash		(53,441)		(942,266)
Cash at End of Period	$	774,459	$	827,900

CROWDMED, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 AND 2014

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ORGANIZATION AND NATURE OF ACTIVITIES

Crowdmed, Inc. ("the Company") is a California based corporation that manages an online destination that hosts a worldwide community of Medical Detectives, each with a unique set of medical knowledge, and collectively forming an incredibly well-rounded medical mind. By giving patients access to a wide variety of medical expertise in one place, the Company saves patients time and money by avoiding unnecessary doctor visits and treatments, getting them back to health much faster than the traditional medical system.

Crowdmed, Inc. reported net operating losses for the years ended December 31, 2015 and 2014. The Company will conduct an equity crowdfund offering during the fourth quarter of 2016 for the purpose of raising additional operating capital. The Company's ability to continue as a going concern may be dependent on management's ability to raise additional capital through the equity crowdfund campaign or other efforts.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated useful lives of the Company's equipment are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of office equipment used in the Company's day to day operations.

Depreciation expense is calculated on a straight-line basis using the estimated useful lives specified by the IRS Modified Adjusted Cost Recovery System (MACRS). For 2015, the Company recorded depreciation expense in the amount of $4,026. For 2014, the Company recorded depreciation expense in the amount of $4,112.

Loan from Shareholder

The Company received funds from a related party in the form of expenses paid on the Company's behalf, which the Company intends to repay whenever funds are available to do so. The amount outstanding accrues no interest.

Notes Payable

The Company has notes outstanding ("the Notes") which are convertible to equity in the event of a qualified equity financing, or change of control of the Company. The Notes are non-interest bearing.

Sales

The Company derives revenue from user fees paid by patients submitting their medical cases online to be solved. There are different levels of case options individuals can buy, each providing a unique set of benefits to the patient.

Personnel Costs

Personnel Costs include costs of employee wages, payroll taxes, employee benefits, temporary workers / consultants, and the cost of worker health insurance.

Research and Development

The Company retained an outside research firm to evaluate the clinical and economic impact of the Company's service offering. The amount paid for this evaluation is shown as Research and Development expense in 2015.

Federal Income Taxes

The Company recorded net operating losses for the years ended December 31, 2015 and 2014. Any carryforward to which the Company may be entitled will be applied to future income to reduce income taxes payable. Due to the uncertainty associated with the Company's ability to take advantage of these carryforwards, management has elected not to record an associated valuation allowance. Net operating loss carryforwards expire after twenty years if unused.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2020. The Company's federal tax filing for fiscal year 2014 will fall within the statutory period of review by the IRS until 2019.

State Taxes

The Company is subject to California Franchise Tax. The Company's 2015 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2020. The Company's 2014 tax filing for the State of California will be subject to inspection by that State until expiration of the statutory period of limitations in 2019.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the periods ended December 31, 2015 and 2014, the Company owed no amounts with respect to government payments except for payroll tax accruals payable subsequent to period's end.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 17, 2016, the date that the financial statements were available to be issued.